Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	Place of Incorporation

QDM Holdings Limited	British Virgin Islands
QDM Group Limited	Hong Kong
Yau Tat Holdings Limited	British Virgin Islands
Yau Tat Group Limited	Hong Kong
Hong Kong YeeTah Insurance Broker Limited (formerly known as YeeTah Insurance Consultant Limited)	Hong Kong
Hong Kong Wintah Insurance Broker Limited	Hong Kong
Lutter Global Limited	British Virgin Islands